UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
April 24, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 24, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fall of ground accident at Harmony’s Tshepong mine
Johannesburg. Friday, 24 April 2009. A fall of ground accident occurred at Harmony’s Tshepong mine in the Free State yesterday afternoon that resulted in four mineworkers being trapped underground. Since then, two of the mineworkers have been brought to the surface safely and uninjured. Rescue operations are underway to locate the remaining two workers who are still trapped. Proto teams, together with the support of the unions, are securing the area.
Harmony’s Chief Executive Officer, Graham Briggs says, “We are dedicated to ensuring the safety of our employees. This is an unfortunate incident but our proto teams will continue with the rescue operations until the two mineworkers are found.”
ends.
Issued by Harmony Gold Mining Company Limited
24 April 2009
For more details contact:
Graham Briggs
Chief Executive Officer
on +27 (0)83 265 0274
or
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 (0)82 888 1242
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228